                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          Foothill Independent Bancorp
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    344905104
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)
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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 11 Pages

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CUSIP No. 344905104           13G            Page  2  of  10  Pages
          ----------                             -----  ------
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
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Eric D. Hovde
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
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     3.   SEC Use Only
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     4.   Citizenship or Place of Organization

          United States Citizen
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Number of            5.   Sole Voting Power:
Shares
Beneficially             N/A
Owned By             ---------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   283,566 shares
With (1):           ---------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                    ---------------------------------------------
                    8.   Shared Dispositive Power:

                         283,566 shares
                    ---------------------------------------------
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     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          283,566 shares
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     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [ ]
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     11.  Percent of Class Represented by Amount in Row (9)

          5.2%
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     12.  Type of Reporting Person

          IN
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          (1) The 283,566 shares beneficially owned by Eric D. Hovde are as
          Chairman, Chief Executive Officer, and Managing Member of Hovde
          Capital, L.L.C., the general partner of Financial Institution Partners
          II, L.P., the direct owner.


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

Page 2 of 11 Pages

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CUSIP No. 344905104           13G            Page  3  of  10  Pages
          ----------                             -----  ------
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
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Steven D. Hovde
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
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     3.   SEC Use Only
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     4.   Citizenship or Place of Organization

          United States Citizen
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially              N/A
Owned By                  --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   283,566 shares
With(2):                 --------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         283,566 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          283,566 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [  ]
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     11.  Percent of Class Represented by Amount in Row (9)

          5.2%
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     12.  Type of Reporting Person

          IN
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          (2) The 283,566 shares beneficially owned by Steven D. Hovde, are as
          President, Treasurer, and Managing Member of Hovde Capital, L.L.C.,
          the general partner of Financial Institution Partners II, L.P., the direct owner.
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

Page 3 of 11 Pages

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CUSIP No. 344905104           13G            Page  4  of  10  Pages
          ----------                             -----  ------
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
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Hovde Capital, L.L.C.
          I.R.S. Identification No.: 91-1825712
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
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     4.   Citizenship or Place of Organization

          Organized: State of Nevada
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially             N/A
Owned By                 --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   283,566 shares
With(3):                 --------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         283,566 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          283,566 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [ ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          5.2%
-------------------------------------------------------------------------------
     12.  Type of Reporting Person

          OO
-------------------------------------------------------------------------------
          (3) The 283,566 shares beneficially owned by Hovde Capital, L.L.C., are as general partner to Financial Institution Partners II, L.P., the direct owner.


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

Page 4 of 11 Pages

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CUSIP No. 344905104           13G            Page  5  of  10  Pages
          ----------                             -----  ------
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
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Financial Institution Partners II, L.P.
          I.R.S. Identification Nos.: 36-4131559
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
-------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          Organized: State of Delaware
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially             N/A
Owned By                  --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   283,566 shares
With:                    --------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         283,566 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          283,566 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [ ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          5.2%
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     12.  Type of Reporting Person

          PN
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

Page 5 of 11 Pages

Item 1(a) Name of Issuer:

          Foothill Independent Bancorp
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Item 1(b) Address of Issuer's Principal Executive Offices:

          510 S Grand Avenue
          Glendora, California 91741
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Item 2(a) Name of Person Filing:

          1.    Eric D. Hovde
          2.    Steven D. Hovde
          3.    Hovde Capital, L.L.C.
          4.    Financial Institution Partners II, L.P.
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Item 2(b) Address of Principal Business Office, or if None, Residence:

          1.   1826 Jefferson Place, NW, Washington D.C., 20036
          2.   1629 Colonial Parkway, Inverness, IL 60067
          3.   1824 Jefferson Place, NW, Washington D.C., 20036
          4.   1824 Jefferson Place, NW, Washington D.C., 20036
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Item 2(c) Citizenship:

          1.   United States citizen
          2.   United States citizen
          3.   Organized in the State of Nevada
          4.   Organized in the State of Delaware
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Item 2(d) Title of Class of Securities:

          Common Stock, No Par Value
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Item 2(e) CUSIP Number:

          344905104
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Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:   NOT APPLICABLE

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                    Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940

          (e)  [ ]  An investment adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
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Page 6 of 11 Pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:    283,566

          (b)  Percent of class:             5.2%

          (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote:

                    1.   Eric D. Hovde:                              N/A
                    2.   Steven D. Hovde:                            N/A
                    3.   Hovde Capital, L.L.C.:                      N/A
                    4.   Financial Institution Partners II, L.P.:    N/A

               (ii)Shared power to vote or to direct the vote:

                    1.   Eric D. Hovde:                               283,566
                    2.   Steven D. Hovde:                             283,566
                    3.   Hovde Capital, L.L.C.:                       283,566
                    4.   Financial Institution Partners II, L.P.:     283,566

               (iii)Sole power to dispose or to direct the disposition of:

                    1.   Eric D. Hovde:                               N/A
                    2.   Steven D. Hovde:                             N/A
                    3.   Hovde Capital, L.L.C.:                       N/A
                    4.   Financial Institution Partners II, L.P.:     N/A

               (iv) Shared power to dispose or to direct the disposition of:

                    1.   Eric D. Hovde:                               283,566
                    2.   Steven D. Hovde:                             283,566
                    3.   Hovde Capital, L.L.C.:                       283,566
                    4.   Financial Institution Partners II, L.P.:     283,566
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Page 7 of 11 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [ ].          N/A
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Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable
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Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable
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Item 8.   Identification and Classification of Members of the Group.

The persons filing this statement are Financial Institution Partners II, L.P. ("FIP"), Hovde Capital, L.L.C., Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons."

Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of each Reporting Person.

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Item 9.   Notice of Dissolution of Group.

          Not Applicable
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Page 8 of 11 Pages

Item 10.  Certifications.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2002
-------------------------
Dated

FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

By:  /s/ Eric D. Hovde
-------------------------
     Eric D. Hovde
Its: Managing Member

HOVDE CAPITAL, L.L.C.

By:  /s/ Eric D. Hovde
-------------------------
     Eric D. Hovde
Its: Managing Member

ERIC D. HOVDE

     /s/ Eric D. Hovde
-------------------------

STEVEN D. HOVDE

     /s/ Steven D. Hovde
-------------------------


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 9 of 11 Pages

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                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS


                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------
Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, NW
                                   Washington, DC 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, NW
                                   Washington, DC 20036
                                   Organized: State of Nevada

Eric D. Hovde                      Chairman, Chief Executive Officer, and
                                   Managing Member of Hovde Capital, L.L.C.

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Citizenship:   U.S.A.

Steven D. Hovde                    President, Treasurer, and Managing Member
                                   of Hovde Capital, L.L.C.

                                   1629 Colonial Parkway
                                   Inverness, IL 60067
                                   Citizenship:   U.S.A.


Page 10 of 11 Pages

                                    EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    ERIC D. HOVDE

                    /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                    /s/ Steven D. Hovde
                    -------------------------------------------------

Dated:    02/04/02
          --------

Page 11 of 11 Pages